EXHIBIT (a)(1)(J)

                  [FORM OF LETTER OF ACCEPTANCE TO EMPLOYEES]

Dear Participant:

AT&T has accepted and cancelled all Eligible Options that were tendered (as well as all Restricted Options, as applicable) pursuant to its Offer to Exchange Options for Restricted Stock Units and Cash (the "Offer"), which closed on October 29, 2002.

Effective with the close of the Offer, in exchange for any Class A to I Options that you tendered, you were granted Restricted Stock Units in the amount specified by the terms of the Offer, and in exchange for any Class J Options that you tendered, the corresponding Special Cash Payment (less the applicable withholding tax obligation) will be paid promptly to you through AT&T's normal payroll services.

In order to see the number of Restricted Stock Units that were granted to you, and/or the amount of the Special Cash Payment being paid to you, please go to the Offer website at www.aststockplan.com and login using the company ticker that you received in connection with the Offer and the password you created. The Offer website will be available for viewing beginning November 5, 2002 through November 15, 2002.

Following the spin-off of AT&T Broadband and the proposed one-for-five reverse stock split, AT&T will provide you with the results of any related adjustments to your Restricted Stock Units (as described in the Offer to Exchange), together with information regarding the administration of your Restricted Stock Units going forward.

If you have received this message in error, please contact 888-828-8678 (within the U.S.) or 212-615-7889 (outside the U.S.) no later than 6 P.M. Eastern Time, Thursday, November 7, 2002.

Note: Capitalized terms are defined in the Offer to Exchange Options for Restricted Stock Units and Cash document.